

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

April 7, 2010

Via U.S. Mail and Facsimile to (450) 641-1601

Mr. Guy Hébert
President and Chief Executive Officer
Strateco Resources Inc.
1225 Gay-Lussac Street
Boucherville, Québec, Canada J413 7K1

> **Re: Strateco Resources Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 31, 2010**
> **File No. 000-49942**

Dear Mr. Hébert:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed March 31, 2010

1.   We note you filed Item 4.01 Form 8-K on March 31, 2010 for the event occurred on March 23, 2010. The filing requirements for Item 4.01 of Form 8-K is within four business days after the occurrence of a triggering event. Please ensure that future filings comply with the filing requirements. Please refer to the guidance at Release 33-8400, which may be found at http://www.sec.gov/rules/final/33-8400.htm.

2. Please revise your disclosure to explicitly state whether or not the audit reports on your financial statements for the past two years issued by Petrie Raymond, LLP, Chartered Accountants ("Petrie Raymond"), were qualified as to uncertainty, audit scope, or accounting principles and describe the nature of the qualification. In this respect, your disclosure should not provide any qualifying language, such as "according to the opinion of the Registrant". We refer you to the guidance at Item 304(a)(1)(ii) of Regulation S-K.

3. You disclose that during your two most recent fiscal years preceding the dismissal of Petrie Raymond, there was no disagreement with Petrie Raymond on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. Please revise your disclosure to conform to the language required at Regulation S-K, Item 304(a)(1)(iv). Please also specifically describe the interim periods (subsequent to December 31, 2009) that are covered by your statement.

4. Please confirm your obligation to report the engagement of new independent accountant in a current report on Form 8-K and provide the disclosures required by Item 304(a)(2) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief